:----------:                                       :---------------------------:
:  FORM 4  :                                       :     OMB APPROVAL          :
:----------:                                       :---------------------------:
                                                   :OMB NUMBER       3235-0287 :
                                                   :EXPIRES: SEPTEMBER 30, 1998:
                                                   :ESTIMATED AVERAGE BURDEN   :
                                                   :HOURS PER RESPONSE.... 0.5 :
                                                   :---------------------------:
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

|_| CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4
    OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).
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1. Name and Address of Reporting Person

    Masayoshi Son
   -----------------------------------------------------------------------------
   (Last)                     (First)                       (Middle)

    24-1, Nihonbashi-Hakozaki-cho, Chuo-Ku
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                                    (Street)

   Tokyo                      Japan                         103
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   (City)                     (State)                       (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   First Virtual Holdings Incorporated ("FVHI")
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

   6/98
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   _____ Director                       __X_ 10% Owner
   _____ Officer (give title below)     ____ Other (Specify below)
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7. Individual or Joint/Group Filing (Check Applicable Line)

   __X__ Form filed by One Reporting Person
   _____ Form filed by More than One Reporting Person
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TABLE I-NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1.Title of Security    2.Trans-     3.Trans-       4.Securities Acquired (A)    5.Amount of         6.Ownership     7.Nature of
  (Instr. 3)             action       action         or Disposed of (D)           Securities Bene-    Form: Direct    Indirect
                         Date         Code           (Instr. 3, 4 and 5)          ficially Owned      (D) or          Beneficial
                         (Month/      (Instr. 8)     ------------------------     at End of           Indirect (I)    Ownership
                          Day/      ------------     Amount   (A) or  Price       Month (Instr.       (Instr. 4)      (Instr. 4)
                          Year)     Code      V               (D)                 3 and 4)
-------------------    ---------    ------------     ------------------------   ------------------  --------------  ---------------
Common Stock (1)         6/12/98      P              625,000   A      $1.20        19,510,524             I               (2)
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Common Stock (3)         6/25/98      C            5,958,316   A      (3)          19,510,524             I               (3)
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Common Stock (4)         6/25/98      S              833,333   D      $0.60        19,510,524             I               (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (5)         6/25/98      C            2,560,541   A      (5)          19,510,524             I               (5)
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (7-96)

 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.   Title of Derivative Security (Instr. 3)

     Option to Purchase Series A Convertible Preferred Stock (3)
     ---------------------------------------------------------------------------
     Series A Convertible Preferred (3)
     ---------------------------------------------------------------------------
     Promissory Notes (Convertible)(5)
     ---------------------------------------------------------------------------
     Promissory Notes (Convertible)(5)
     ---------------------------------------------------------------------------
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2.   Conversion or Exercise Price of Derivative Security

     $5,274.81
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     (3)
     ---------------------------------------------------------------------------
     (5)
     ---------------------------------------------------------------------------
     (5)
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3.   Transaction Date (Month/Day/Year)

     4/30/98
     ---------------------------------------------------------------------------
     6/25/98
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     4/30/98
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     6/25/98
     ---------------------------------------------------------------------------
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4.   Transaction Code (Instr. 8)
           Code                          V
     ------------------            ------------
            X
     ---------------------------------------------------------------------------
            C
     ---------------------------------------------------------------------------
            P
     ---------------------------------------------------------------------------
            C
     ---------------------------------------------------------------------------
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5.   Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)
            (A)                          (D)
     ------------------            ------------
             1
     ---------------------------------------------------------------------------
                                          1
     ---------------------------------------------------------------------------
             1
     ---------------------------------------------------------------------------
                                          1
     ---------------------------------------------------------------------------
================================================================================
6.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable              Expiration Date
     ------------------------      ------------------------
               Immed.                        7/31/98
     ---------------------------------------------------------------------------
               Immed.                          N/A
     ---------------------------------------------------------------------------
               Immed.                          N/A
     ---------------------------------------------------------------------------
               Immed.                          N/A
     ---------------------------------------------------------------------------
================================================================================
7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
           Title                   Amount or Number of Shares
     ------------------            --------------------------
     Series A Convertible
     Preferred Stock                            655
     ---------------------------------------------------------------------------
     Common Stock                         5,958,316
     ---------------------------------------------------------------------------
     Common Stock                         2,560,541
     ---------------------------------------------------------------------------
     Common Stock                         2,560,541
     ---------------------------------------------------------------------------
================================================================================




8.   Price of Derivative Security (Instr. 5)

     (3)
     ---------------------------------------------------------------------------
     (3)
     ---------------------------------------------------------------------------
     (5)
     ---------------------------------------------------------------------------
     (5)
     ---------------------------------------------------------------------------
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9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)

     0
     ---------------------------------------------------------------------------
     0
     ---------------------------------------------------------------------------
     0
     ---------------------------------------------------------------------------
     0
     ---------------------------------------------------------------------------
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10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)

     I
     ---------------------------------------------------------------------------
     I
     ---------------------------------------------------------------------------
     I
     ---------------------------------------------------------------------------
     I
     ---------------------------------------------------------------------------
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11.  Nature of Indirect Beneficial Ownership (Instr. 4)

     (3)
     ---------------------------------------------------------------------------
     (3)
     ---------------------------------------------------------------------------
     (5)
     ---------------------------------------------------------------------------
     (5)
     ---------------------------------------------------------------------------
================================================================================

Explanation of Responses:

1. Pursuant to the Supplementary Purchase Agreement, dated as of June 12, 1998 (the "Supplementary Purchase Agreement"), by and among First Virtual Holdings Incorporated (the "Company"), SOFTBANK Holdings Inc. ("SOFTBANK Holdings") and SOFTBANK Technology Ventures IV L.P. ("SOFTBANK Technology"), consummated on June 25, 1998, SOFTBANK Holdings and SOFTBANK Technology each acquired 312,500 shares of common stock of the Company ("Common Stock") for a purchase price of $1.20 per share.
2. SOFTBANK Holdings, the sole owner of STV IV LLC, the general partner of SOFTBANK Technology, is deemed to be the beneficial owner of the shares of Common Stock acquired by SOFTBANK Technology pursuant to the Supplementary Purchase Agreement. Because SOFTBANK Holdings is wholly-owned by SOFTBANK Corporation ("SOFTBANK"), the direct and indirect owner of an approximate 50% interest of which is Masayoshi Son ("SON"), Son is deemed to be the beneficial owner of all of such shares of Common Stock acquired by SOFTBANK Holdings and SOFTBANK Technology under the Supplementary Purchase Agreement.
3. Pursuant to an Option Agreement, dated as of April 30, 1998, by and among SOFTBANK Holdings, SOFTBANK Technology and the persons and entities whose names appear on the signature page thereto, SOFTBANK Holdings and SOFTBANK Technology acquired an option to purchase 655 shares of Series A Convertible Preferred Stock of the Company. On June 25, 1998, SOFTBANK Holdings and SOFTBANK Technology exercised the option and purchased 655 shares of Series A Convertible Preferred Stock for $5,274.81 per share. The 655 shares of Series A Convertible Preferred Stock were then converted into Common Stock pursuant to the Conversion Agreement, dated as of April 30, 1998 (the "Conversion Agreement"), by and among SOFTBANK Holdings, SOFTBANK Technology and the Company, at a conversion rate equal to the quotient obtained by dividing $5458 by $0.60, rounded down to the nearest whole share. Because SOFTBANK Technology's general partner is wholly-owned by SOFTBANK Holdings, SOFTBANK Holdings is deemed to have acquired an aggregate of 5,958,316 shares of Common Stock. In addition, because SOFTBANK Holdings is wholly-owned by SOFTBANK, the direct and indirect owner of an approximate 50% interest of which is Son, Son is deemed to be the beneficial owner of such 5,958,316 shares of Common Stock.
4. Pursuant to a Stock Purchase Agreement, dated as of June 23, 1998, by and among SOFTBANK Holdings, SOFTBANK Technology and E*TRADE Group, Inc., consummated on June 25, 1998, SOFTBANK Holdings and SOFTBANK Technology sold 416,667 and 416,666 shares of Common Stock, respectively, to E*TRADE Group, Inc. for a purchase price of $0.60 per share. Because SOFTBANK Technology's general partner is wholly-owned by SOFTBANK Holdings, SOFTBANK

    Holdings is deemed to have disposed of an aggregate of 833,333 shares of Common Stock. In addition, because SOFTBANK Holdings is wholly-owned by SOFTBANK, the direct and indirect owner of an approximate 50% interest of which is Son, Son is deemed to have disposed of such 833,333 shares of Common Stock.
5. Pursuant to a Promissory Note and Stock Purchase Agreement, dated as of April 30, 1998, by and among SOFTBANK Holdings and the holders of promissory notes and common stock listed in Exhibit A thereto, consummated on June 25, 1998, SOFTBANK Holdings purchased promissory notes (the "Promissory Notes") with an aggregate principal amount plus accrued and unpaid interest equal to $1,536,324.71 from certain holders of Promissory Notes. Pursuant to an Assignment Agreement, dated as of June 25, 1998, SOFTBANK Holdings assigned a 50% interest in each Promissory Note to SOFTBANK Technology. The Promissory Notes were converted on June 25, 1998 into shares of Common Stock pursuant to the Conversion Agreement at a conversion rate equal to the ratio obtained by dividing (1) the principal amount of, and accrued but unpaid interest owing on, such Promissory Notes as of the date of conversion by
    (ii) $0.60. Because SOFTBANK Technology's general partner is wholly-owned by SOFTBANK Holdings, SOFTBANK Holdings is deemed to have acquired an aggregate of 2,560,541 shares of Common Stock. In addition, because SOFTBANK Holdings is wholly-owned by SOFTBANK, the direct and indirect owner of an approximate 50% interest of which is Son, Son is deemed to be the beneficial owner of such 2,560,541 shares of Common Stock.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                By: /s/ Masayoshi Son                   7/10/98
                                -----------------------------------    --------
                                ** Signature of Reporting Person


                                                                 SEC 1474 (7-96)